SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549



                                    FORM 11-K



               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 1995

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                        For the transition period from to

                          Commission File Number 1-3526




                           A. Full title of the plan:

                              THE SOUTHERN COMPANY
                              EMPLOYEE SAVINGS PLAN



          B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:



                              THE SOUTHERN COMPANY
                            270 Peachtree Street, NW
                             Atlanta, Georgia 30303

                   THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN
                                    FORM 11-K
                                DECEMBER 31, 1995



                                TABLE OF CONTENTS


                                                                                      age No.

Exhibits                                                                                   3

Report of Independent Public Accountants                                                   4

Statement of Net Assets Available for Benefits, With Fund Information--
   December 31, 1995                                                                       5

Statement of Net Assets Available for Benefits, With Fund Information--
   December 31, 1994                                                                       7

Statement of Changes in Net Assets Available for Benefits, With Fund Information--
   for the year ended December 31, 1995                                                    8

Statement of Changes in Net Assets Available for Benefits, With Fund Information--
   for the year ended December 31, 1994                                                    10

Notes to Financial Statements and Schedules                                                11

Schedule I - Item 27a - Schedule of Assets Held for Investment Purposes--
   December 31, 1995                                                                       17

Schedule II - Item 27d - Schedule of Reportable Transactions--for the year ended
   December 31, 1995                                                                       20

Signature                                                                                  21

Consent of Independent Public Accountants                                                  22


                                                 2

                                    EXHIBITS


 A  -     Amended and Restated Plan Document for The Southern Company
          Employee Savings Plan effective July 3, 1995 and First and Second Amendment thereto. (Designated in Form 10-K for the year ended December 31, 1995, File No. 1-3526 as Exhibit 10(a) 63.)

 B  -     Copies of Internal Revenue Service determination letters dated
          March 5, 1996 and June 10, 1996.

 C  -     Trust Agreement between Southern Company Services, Inc. and Merrill
          Lynch Trust Company of Florida.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Savings Plan Committee of
    The Southern Company Employee Savings Plan:

We have audited the accompanying statements of net assets available for benefits, with fund information of THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN (the "Plan") as of December 31, 1995 and 1994, and the related statements of changes in net assets available for benefits, with fund information for the years then ended. These financial statements and the schedules referred to below are the responsibility of the Savings Plan Committee in its capacity as administrator of the Plan (the "Administrator"). Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1995 and 1994, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, as listed in the accompanying table of contents, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                               /s/ ARTHUR ANDERSEN LLP
                                   ARTHUR ANDERSEN LLP
Atlanta, Georgia
May 2, 1996

Item 1.
                   THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                DECEMBER 31, 1995

                                                                 Page 1 of 2


                                                                 Fund Information (Note 1)
                                                            ----------------------------------------------------------------------

                                                                  Participant Directed Portion
                                                            ----------------------------------------------------------------------

                                                            Retirement
                                                           Preservation   Fully Managed    Equity Index   Core Fixed  Special Value
                                               Total           Fund           Fund            Fund       Income Fund     Fund
                                          -------------   -------------   -------------   -------------   ----------- -------------
Cash                                      $     487,655   $     24,767    $     31,765     $    20,408    $       381   $         -
                                          -------------   -------------   -------------    ------------   -----------   -----------
Investments, at fair value
       (Schedule I and Notes 2 and 3):
     Temporary investments                     3,714,290        182,521        234,408        150,398        306,100             -
     Treasury securities                      22,259,990              -     21,324,149              -        935,841             -
     Agency securities                        14,036,000              -     14,036,000              -              -             -
     Corporate bonds                          42,847,517              -     42,447,865              -        399,652             -
     Common stock--excluding common
        stock of The Southern Company         60,123,400              -     60,123,400              -              -             -
     Common stock--The Southern Company    1,674,952,587              -              -              -              -             -
     Common/collective trusts                197,436,229    108,267,348              -     89,168,881              -             -
     Registered investment companies          12,206,266              -              -              -              -     5,276,559
     Loans due from participants              86,855,919              -              -              -              -             -
                                          --------------   ------------   ------------    -----------    ----------    -----------
           Total investments               2,114,432,198    108,449,869    138,165,822     89,319,279      1,641,593     5,276,559
                                          --------------   ------------   ------------    -----------    -----------   -----------

Receivables:
     Company contributions                     1,778,109              -              -              -              -             -
     Participant contributions                 2,968,214        258,088        371,656        370,387          9,474        31,376
     Interest and dividends                    1,143,875              -      1,117,600              -         26,275             -
     Receivable for securities sold            2,073,337        222,818         54,063         69,702              -             -
                                          --------------   ------------   ------------    -----------    -----------   -----------
           Total receivables                   7,963,535        480,906      1,543,319        440,089         35,749        31,376
                                          --------------   ------------   ------------    -----------    -----------   -----------

NET ASSETS AVAILABLE FOR BENEFITS         $2,122,883,388   $108,955,542   $139,740,906    $89,779,776     $1,677,723    $5,307,935
                                          ==============   ============   ============    ===========     ==========    ==========


                                                    The accompanying notes are an integral part of this statement.



                   THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                DECEMBER 31, 1995

                                                                                                                 Page 2 of 2


                                                                         Fund Information (Note 1)
                                                                                                                Non-Participant
                                                               Participant Directed Portion                     Directed Portion


                                                  Global         International      Participants'  The Southern Company Stock
                                               Allocation Fund   Equity Fund         Loan Fund                Fund
                                               ---------------   -------------      -------------   -----------------------------
ASSETS:
Cash                                            $         -        $         -      $          -   $     205,046     $     205,288
                                                -----------        -----------      ------------   -------------     -------------
Investments, at fair value (Schedule I and
 Notes 2 and 3):
     Temporary investments                                -                  -                 -       1,328,004         1,512,859
     Treasury securities                                  -                  -                 -               -                 -
     Agency securities                                    -                  -                 -               -                 -
     Corporate bonds                                      -                  -                 -               -                 -
     Common stock--excluding common
        stock of The Southern Company                     -                  -                 -               -                 -
     Common stock--The Southern Company                   -                  -                 -     775,349,606       899,602,981
     Common/collective trusts                             -                  -                 -               -                 -
     Registered investment companies              5,217,404          1,712,303                 -               -                 -
     Loans due from participants                          -                  -        86,855,919               -                 -
                                                -----------        -----------      ------------   -------------     -------------
           Total investments                      5,217,404          1,712,303        86,855,919     776,677,610       901,115,840
                                                -----------        -----------      ------------   -------------     -------------

Receivables:
     Company contributions                                -                  -                 -               -         1,778,109
     Participant contributions                       28,319              8,749                 -       1,890,165                 -
     Interest and dividends                               -                  -                 -               -                 -
     Receivable for securities sold                       -                  -                 -       1,726,754                 -
                                                -----------        -----------      ------------   -------------     -------------
           Total receivables                         28,319              8,749                 -       3,616,919         1,778,109
                                                -----------        -----------      ------------   -------------     -------------

NET ASSETS AVAILABLE FOR BENEFITS                $5,245,723         $1,721,052       $86,855,919    $780,499,575      $903,099,237
                                                 ==========         ==========       ===========    ============      ============

                                                    The accompanying notes are an integral part of this statement.


                   THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                DECEMBER 31, 1994



                                                                 Fund Information (Note 1)
                                                                                                                   Non-Participant
                                                              Participant Directed Portion                         Directed Portion


                                                 Fixed Income     Equity       S&P 500     Participants'       The Southern Company
                                      Total         Fund           Fund       Index Fund     Loan Fund               Stock Fund
                              ----------------   -------------   --------    -----------   ------------        -------------------
ASSETS:
 Investments, at fair value
    (Schedule I and
     Notes 2 and 3):
   Temporary investments     $   51,602,378   $ 37,764,434   $  6,121,923  $   832,652     $         -    $  4,775,531  $  2,107,838
   Certificates of deposit       60,500,000     60,500,000              -            -               -               -             -
   Common stock--excluding
    common stock of The
    Southern Company            104,715,606              -    104,715,606            -               -               -             -
   Common stock--The
    Southern Company          1,299,493,706              -              -            -               -     603,212,501   696,281,205
   Mutual fund equity
    investments                  54,285,339              -              -   54,285,339               -               -             -
 Investments, at
    contract value:
   Guaranteed investment
    contracts                     1,700,296      1,700,296              -            -               -               -             -
 Loans due from
    participants                 78,091,627              -              -            -      78,091,627               -             -
                               --------------   ------------   ------------  -----------     -----------    ------------  ----------
     Total investments        1,650,388,952     99,964,730    110,837,529   55,117,991      78,091,627     607,988,032   698,389,043
 Interest and dividends
    receivable                    1,278,263      1,088,687        148,303        3,300               -          21,671        16,302
 Other current assets               387,814              -        281,814            -               -               -       106,000
                             --------------    -----------   ------------  -----------     -----------   ------------   ----------
Total Assets                 1,652,055,029    101,053,417    111,267,646   55,121,291      78,091,627     608,009,703   698,511,345
                               --------------   ------------   ------------  -----------     -----------   ------------ ------------

LIABILITIES:
 Liabilities for
    securities
    purchased                     1,246,481              -        769,261            -               -         477,220             -
                               --------------   ------------   ------------  -----------     -----------   -----------  ------------

NET ASSETS AVAILABLE
   FOR BENEFITS                $1,650,808,548   $101,053,417   $110,498,385  $55,121,291     $78,091,627  $607,532,483  $698,511,345
                               ==============   ============   ============  ===========     ===========  ============  ============


                                                 The accompanying notes are an integral part of this statement.



Item 2.

                   THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN
 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1995


                                                                                                                    Page 1 of 2

                                                     Fund Information (Note 1)

                                                     Participant Directed Portion

                                                                                          Retirement
                                          Fixed Income                   S&P 500 Index    Preservation  Fully Managed  Equity Index
                             Total         Fund          Equity Fund      Fund             Fund           Fund             Fund
                       --------------    ------------    -----------   --------------   -------------   -------------    ----------
INVESTMENT INCOME:
   Interest and
      dividends       $    95,448,680  $   3,081,391   $    958,642  $    161,018    $   3,285,268   $      45,741    $      43,575
   Net appreciation
      in fair value
      of investments
     (Note 3)             363,409,909         27,780     16,884,915    11,099,259                -      12,809,460       10,600,954
                        -------------    -----------   ------------  ------------    -------------    ------------    -------------

Net investment income     458,858,589      3,109,171     17,843,557    11,260,277        3,285,268      12,855,201       10,644,529

CONTRIBUTIONS (Note 4):
   Participants'           74,617,433      3,331,270      4,639,393     3,891,748        3,536,517       5,162,698        4,685,949
   Company                 45,004,423              -              -             -                -               -                -

DISTRIBUTIONS TO
    PARTICIPANTS         (106,405,605)    (5,639,596)    (4,859,229)   (2,066,425)      (4,226,528)     (2,094,987)      (1,688,906)

NEW LOANS ISSUED                    -     (1,191,759)    (1,573,138)   (1,068,899)      (1,590,916)     (1,874,875)      (1,152,809)

LOAN PRINCIPAL PAYMENTS             -      1,005,855      1,291,985     1,086,338          955,267       1,427,474        1,172,144

NET TRANSFERS INTO FUNDS            -   (101,668,358)  (127,840,953)  (68,224,330)     106,995,934     124,265,395       76,118,869
                       --------------   ------------   ------------  ------------    -------------   -------------    -------------

CHANGE IN NET ASSETS
 AVAILABLE FOR BENEFITS
    DURING YEAR           472,074,840  (101,053,417)  (110,498,385)  (55,121,291)     108,955,542     139,740,906        89,779,776


NET ASSETS AVAILABLE
 FOR BENEFITS AT
 DECEMBER 31, 1994      1,650,808,548   101,053,417    110,498,385    55,121,291                -               -                -
                       --------------  ------------   ------------   ------------    -------------    -----------     -------------

NET ASSETS AVAILABLE
     FOR BENEFITS AT
     DECEMBER 31, 1995 $2,122,883,388  $          -   $          -  $          -     $108,955,542    $139,740,906    $  89,779,776
                       ==============  ============   ============  ============     ============    ============    =============


                                           The accompanying notes are an integral part of this statement.

                                                 8


                   THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN
 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1995

                                                                                                               Page 2 of 2



                                                                                Fund Information (Note 1)
                                                                                                                    Non-Participant
                                                                       Participant Directed Portion                Directed Portion


                            Core Fixed      Special    Global Allocation   International   Participants'   The Southern Company
                           Income Fund     Value Fund          Fund         Equity Fund     Loan Fund             Stock Fund
                           -----------     ----------   -----------------   -----------     ---------       --------------------
INVESTMENT INCOME:
   Interest and
    dividends         $        43    $    85,504    $   323,719        $        -      $  5,832,640   $  38,506,594  $  43,124,545
   Net appreciation
   (depreciation) in
    fair value of
    investments
   (Note 3)                 53,862        88,755        (99,269)            43,445                 -     138,245,963    173,654,785
                        ----------    ----------    -----------         ----------      ------------   -------------  -------------

Net investment income       53,905       174,259        224,450             43,445         5,832,640     176,752,557    216,779,330

CONTRIBUTIONS (Note 4):
   Participants'            62,846       181,885        176,878             60,812                 -      48,887,437              -
   Company                       -             -              -                  -                 -               -     45,004,423

DISTRIBUTIONS TO
 PARTICIPANTS               (4,486)       (7,799)          (977)               (49)         (339,101)    (35,383,111)   (50,094,411)

NEW LOANS ISSUED            (6,375)      (30,665)       (41,822)            (6,480)       35,836,262     (24,750,061)    (2,548,463)

LOAN PRINCIPAL PAYMENTS     15,490        52,218         52,181             20,887       (26,732,870)     16,642,634      3,010,397

NET TRANSFERS INTO FUNDS 1,556,343     4,938,037      4,835,013          1,602,437        (5,832,639)     (9,182,364)    (7,563,384)
                       -----------    ----------    -----------         ----------      ------------     -----------     ----------

CHANGE IN NET ASSETS
 AVAILABLE FOR
 BENEFITS DURING YEAR    1,677,723     5,307,935      5,245,723          1,721,052         8,764,292     172,967,092    204,587,892

NET ASSETS AVAILABLE
 FOR BENEFITS AT
 DECEMBER 31, 1994               -             -              -                   -       78,091,627     607,532,483    698,511,345
                        ----------    ---------    -----------          ----------      ------------   -------------  -------------

NET ASSETS AVAILABLE
 FOR BENEFITS AT
 DECEMBER 31, 1995      $1,677,723     $5,307,935     $5,245,723         $1,721,052       $86,855,919   $780,499,575   $903,099,237
                        ==========     ==========     ==========         ==========       ===========   ============   ============


                                                         The accompanying notes are an integral part of this statement.




                   THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN
 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1994


                                                                            Fund Information (Note 1)

                                                                                                                    Non-Participant
                                                                       Participant Directed Portion                Directed Portion


                                               Fixed Income     Equity      S&P 500      Participants'  The Southern Company
                                  Total           Fund           Fund      Index Fund    Loan Fund           Stock Fund
INVESTMENT INCOME:
   Interest and dividends  $   86,486,040   $  4,517,561   $  1,250,458  $ 1,453,443   $ 5,160,542     $ 34,007,672   $ 40,096,364
   Net (depreciation)
   appreciation in fair
     value of investments
     (Note 3)                (117,589,549)       (58,474)     5,293,424     (743,473)            -      (54,682,308)   (67,398,718)
                           --------------    -----------    -----------   ----------   -----------     ------------    ------------

Net investment income         (31,103,509)     4,459,087      6,543,882      709,970     5,160,542      (20,674,636)    (27,302,354)

CONTRIBUTIONS (Note 4):
   Participants'               70,615,207      6,766,645      9,280,520    7,553,630             -       47,014,412               -
   Company                     42,806,039              -              -            -             -                -      42,806,039

DISTRIBUTIONS TO
 PARTICIPANT                (116,228,235)   (10,486,684)    (6,855,204)  (3,425,344)   (2,427,995)     (37,367,800)    (55,665,208)

NEW LOANS ISSUED                       -     (2,734,073)    (3,567,316)  (1,784,289)   31,822,210      (18,485,350)     (5,251,182)

LOAN PRINCIPAL PAYMENTS                -      2,122,958      2,689,242    2,122,176   (28,099,577)      14,733,206       6,431,995

NET TRANSFERS INTO FUNDS               -     (3,921,496)    (9,826,110)   1,503,771    (5,160,542)      16,222,442       1,181,935
                          --------------   ------------    -----------  -----------   -----------     ------------    ------------

CHANGE IN NET ASSETS
   AVAILABLE FOR BENEFITS
   DURING YEAR              (33,910,498)    (3,793,563)    (1,734,986)   6,679,914     1,294,638        1,442,274     (37,798,775)

NET ASSETS AVAILABLE
   FOR BENEFITS AT
   DECEMBER 31, 1993      1,684,719,046    104,846,980    112,233,371   48,441,377    76,796,989      606,090,209     736,310,120
                         --------------   ------------   ------------  -----------   -----------     ------------    ------------

NET ASSETS AVAILABLE
   FOR BENEFITS AT
   DECEMBER 31, 1994    $1,650,808,548   $101,053,417   $110,498,385  $55,121,291   $78,091,627     $607,532,483    $698,511,345
                        ==============   ============   ============  ===========   ===========     ============    ============


                                      The accompanying notes are an integral part of this statement.

                   THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN

                   NOTES TO FINANCIAL STATEMENTS AND SCHEDULES
                           DECEMBER 31, 1995 and 1994


1.   Description of the Plan:

The following is a brief description of The Southern Company Employee Savings Plan (the "Plan"), formerly the Employee Savings Plan for The Southern Company System, and the administration thereof and is provided for general information purposes only. The Plan includes employees, certain former employees, and retirees of ten subsidiaries of The Southern Company: Alabama Power Company, Georgia Power Company, Gulf Power Company, Mississippi Power Company, Savannah Electric and Power Company, Southern Communications Services, Inc., Southern Company Services, Inc., Southern Development and Investment Group, Inc., Southern Electric International, Inc., and Southern Nuclear Operating Company, Inc. (the "Employing Companies"). Participants should refer to the plan document or the summary plan description for a more complete description of the Plan's provisions.

     The original Plan effective March 1, 1976 is a defined contribution plan established by The Southern Company System (the "Company") for the primary purposes of creating added employee interest in the affairs of the Company and supplementing retirement and death benefits of employees. Under the Plan, amounts deducted from the compensation or deferred from compensation by an employee (a "Participant") are contributed to the Plan on the Participant's behalf and are supplemented by contributions of the Employing Companies. The Plan was amended and restated effective as of July 3, 1995 in order to incorporate a variety of plan design and other changes. This amendment and restatement shall not be applicable to former Participants or Beneficiaries of former Participants whose participation in the Plan terminated prior to July 3, 1995. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

     The responsibility for operation and administration of the Plan is vested in The Southern Company Employee Savings Plan Committee (the "Committee"), which consist of the individuals serving in the positions of Director, System Compensation and Benefits of The Southern Company; Vice-President, Human Resources of The Southern Company; and Comptroller of The Southern Company or any other position or positions that succeed to the duties of the foregoing positions. However, the Plan allows a Participant to exercise control over the assets in his account, with the exception of The Southern Company matching contributions, and is intended to qualify as a plan described in Section 404(c) of ERISA and Federal Regulation 2550.404(c)-1. The Board of Directors of Southern Company Services, Inc. (the "Board") has appointed a trustee for the Plan and has appointed outside investment managers to manage the portfolio and investment options in which a Participant may invest his account. The Board has the responsibility of appointing and removing the trustee. The trustee is authorized to purchase and sell securities subject to the funding policy provided by the Pension Fund Investment Review Committee of the Company.

     Effective July 3, 1995, the trustee and recordkeeping functions of the Plan were transferred to Merrill Lynch Trust Company of Florida (the "Trustee") and Merrill Lynch, Pierce, Fenner & Smith, Inc. (the "Recordkeeper"), respectively. The Recordkeeper is responsible for maintaining appropriate records of investment transactions, participant account balances, and, under the direction of the Committee, for distributions from Participants' accounts.

Participation
Generally, all regular employees of the Employing Companies are eligible to participate in the Plan provided that they have completed at least one year of service. This eligibility requirement complies with the provisions of the Internal Revenue Code of 1986 (the "Code") and ERISA, as amended.

     Subject to the limitations of the Code, a Participant may contribute into his investment fund any whole percentage which is not less than 1% nor more than 16% of his compensation, as defined in the Plan ("Voluntary Participant Contribution"). In addition, a Participant may elect to have his compensation, as defined in the Plan, reduced by a whole percentage which is not less than 1% nor more than 16% of his compensation, such amount to be contributed on his behalf to his account under the Plan ("Elective Employer Contribution"). A Participant may not contribute or have contributed on his behalf in total more than 16% of his compensation as defined in the Plan. Participants may invest in one or more of the investment funds, provided such investments are made in one-percent increments totaling, but not exceeding 100%.

     A Participant may prospectively change the percentage of his compensation that he has authorized as the Elective Employer Contribution to be made on his behalf or his Voluntary Participant Contribution to another permissible percentage in accordance with procedures established by the Committee. Such election shall be effective as soon as practicable after it is made.

     The Employing Companies currently contribute on behalf of each of the Participants in their employ an amount equal to 75% of (a) the Elective Employer Contribution made on a Participant's behalf, plus (b) his Voluntary Participant Contribution, to the extent such contributions, when combined, do not exceed 6% of his compensation, as defined in the Plan ("Employer Matching Contribution"). All Employer Matching Contributions are invested in The Southern Company Stock Fund.

      Elective Employer Contributions for Participants who are defined as "highly compensated employees" under Section 414(q) of the Code are subject to additional limitations designed to prohibit discrimination in favor of the "highly compensated employees." Certain limitations also apply to Voluntary Participant Contributions and Employer Matching Contributions allocated to highly compensated employees.

Loans to Participants
Plan Participants also have the right to borrow a portion of their account balances under the terms of the Plan. Under the terms of the Plan, all loans are considered to be earmarked investments of the Participant's account, and any repayment of principal and interest is reinvested in accordance with the Participant's investment direction in effect on the date of such repayments.

     The Committee may direct the Trustee to make a loan or loans from the Plan to any Participant subject to certain limitations. All loans bear a rate of interest which remains fixed over the term of the loan and may be secured only by a Participant's account balance. The repayment of such loans is made through payroll deductions.

Account Distributions
Upon separation from service with the Company, the total value of a Participant's account will be available to him or his Beneficiary, in the event of his death. At retirement, a Participant may elect a lump-sum payment or up to 20 annual installments, provided he does not extend installments beyond his life expectancy. Under certain conditions of financial emergency, the Committee may accelerate the payment time of a portion or all of the remaining installments. However, a Participant may also elect to leave all of his funds in the Plan until mandatory distributions begin at age 70 1/2. Distributions made because of disability, death, or termination of employment are made only as single lump-sum distributions. Upon termination of employment for any reason other than retirement, death, or total and permanent disability, the value of a Participant's account will be distributed to him in a single lump sum as soon as practical if one of the following occurs:

      The vested amount in the account is not more than $3,500; or The Participant elects in writing to receive a distribution of his account.

      If the value of the account is greater than $3,500, the Participant may defer the distribution of his account until not later than April 1 of the calendar year following the calendar year in which he reaches age 70 1/2.

      If the distribution is being made after a Participant's death, and he has not named a Beneficiary or if that beneficiary has predeceased him, his account will be distributed, in preferential order to the following:

      his surviving spouse,
      his surviving children (equally),
      his surviving parents (equally),
      his surviving brothers and sisters (equally), or his executors or administrators.

      If the Participant has been married for at least one year, his Beneficiary will be his spouse--unless his spouse consents in writing not to be his Beneficiary and such written consent is witnessed by a notary public.

      The Plan allows Participants to make routine withdrawals from their accounts in the following order: after-tax contributions, earnings from after-tax contributions, and up to 50 percent of employer matching funds. This type of withdrawal does not require any hardship qualification. In order to withdraw before-tax contributions, the participant must establish that a hardship situation exists. The Committee will determine if a withdrawal is for immediate and heavy financial need. Early withdrawals can be made for hardship cases, such as pending eviction from a principal residence, certain medical expenses, college tuition, or the down payment on the Participant's principal residence.

Vesting
Participants are immediately vested in their Elective Employer Contributions, Voluntary Participant Contributions, and Employer Matching Contributions, plus actual earnings thereon.

Participants
As of December 31, 1995 and 1994, 25,303 and 25,446 employees, respectively, were participating in the Plan.

Participants' Accounts

Individual accounts are maintained for each of the Plan's Participants to reflect the particular Participant's contributions and related employer contributions, as well as the Participant's share of the Plan's income and any related administrative expenses.

      The Plan assigns units to its Participants, effective in 1995, with the change from monthly to daily valuation of Participant accounts. At December 31, 1995, 192,126,465 units were assigned to Plan Participants. Unit values for each investment fund were as follows at December 31, 1995:

                   Retirement Preservation Fund                    $ 1.00
                   Fully Managed Fund                               11.00
                   Equity Index Fund                                40.49
                   Core Fixed Income Fund                           10.45
                   Special Value Fund                               17.10
                   Global Allocation Fund                           13.88
                   International Equity Fund                        11.13
                   The Southern Company Stock Fund                  24.63

Plan Termination
Although the Company has not expressed any intent to terminate the Plan, the Company has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, each Participant's fully vested account balance shall be distributed to the Participant in a non-discriminatory manner, as soon as practicable after such termination.

2.    Investment Options:

During 1994 and the first six months of 1995, the Plan had four investment options available. Each investment fund had specific guidelines and limitations as to the type of securities eligible for investment. The primary types of securities eligible for investment by each fund were as follows: (1) fixed income obligations for the Fixed Income Fund, (2) common or capital stocks or securities convertible into common or capital stocks of corporations other than The Southern Company or its subsidiaries for the Equity Fund, (3) common stock of The Southern Company for The Southern Company Stock Fund, and (4) common stock selected from time to time to comprise Standard and Poor's Composite Index of 500 Stocks for the S&P 500 Index Fund. In addition, monies pending investment held by each of the funds described above were temporarily invested in short-term, interest-bearing obligations.

      On July 3, 1995, the trustee and recordkeeping functions of the Plan were transferred to Merrill Lynch Trust Company of Florida and Merrill Lynch, Pierce, Fenner & Smith, Inc., respectively. The Plan now offers eight investment options. Participants may direct their investments into one or more of the following funds: (1) Retirement Preservation Fund investing in a common/collective trust which invests primarily in a broadly diversified portfolio of guaranteed investments contracts and in U.S. government securities,
(2) Fully Managed Fund investing in stocks, bonds, and cash equivalents, (3) Equity Index Fund investing in a common/collective trust which invests seeking to approximate the total return of the Standard & Poor's 500 Composite Stock Index, (4) Core Fixed Income Fund investing in all sectors of the U.S. domestic bond market, (5) Special Value Fund investing in a mutual fund which invests seeking long-term growth of capital by investing in a diversified portfolio of securities, (6) Global Allocation Fund investing in a mutual fund which invests seeking high return from a global portfolio of U.S. and foreign stocks and bonds and cash equivalents, (7) International Equity Fund investing in a mutual fund which invests seeking capital appreciation through investment in a diversified portfolio of primarily equity securities of issuers located in countries other than the United States, and (8) The Southern Company Stock Fund investing in common stock of The Southern Company. The Company match will continue to be non-participant directed and will be invested in The Southern Company Stock Fund. Investment management and administrative fees for the funds listed as items (1), (2), (3), and (8) above and certain other plan and trust expenses are paid by the Employing Companies. Investment management and administrative fees for the funds listed as items (4), (5), (6), and (7) above are paid from the particular investment fund to which they relate. The Plan's brokerage fees are included in the cost of the investments or netted against the sales proceeds. The objectives of the respective funds are not necessarily an indicator of actual performance. Investments in common/collective trusts are stated at the fair value of the underlying assets held by the fund except for benefit-responsive investment contracts included in the Retirement Preservation Fund which are carried at contract value (cost plus accrued interest).

3.   Accounting Policies:

Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported activity during the reporting period.
Actual results could differ from those estimates.

Presentation
Certain prior year amounts have been reclassified to conform with current presentation.

Investments
Investments are stated at fair value as determined by the trustee from quoted market price information. In 1994, investment contracts were reported at contract value. The net appreciation (depreciation) in fair value of investments in the accompanying statements of changes in net assets available for benefits reflects the net difference between the market value and the cost of investments bought during the year and the net difference between market value and the beginning of the year market value of assets held, sold, or distributed.

     The fair market values of individual assets which represent 5% or more of the plan's net assets as of December 31, 1995 and 1994 are as follows:

                                                          1995          1994
     The Southern Company common stock              $1,674,952,587    $1,299,493,706
     Merrill Lynch Retirement Preservation Trust       108,267,348                 -



4.   Contributions:

Contributions to the Plan by the Employing Companies and their respective Participants for the years ended December 31, 1995 and 1994, are set forth below:

                                                                                     1995 Contributions
                                                               --------------------------------------------------------
                                                                      Company            Participants'           Total
                                                                      --------           ------------            -----
  Alabama Power Company ......................................      $11,609,336          $19,483,958         $31,093,294
  Georgia Power Company.......................................       18,817,029           30,684,608          49,501,637
  Gulf Power Company..........................................        2,164,999            3,947,473           6,112,472
  Mississippi Power Company...................................        2,218,419            3,802,242           6,020,661
  Savannah Electric and Power Company.........................          885,183            1,521,768           2,406,951
  Southern Communications Services, Inc.......................           86,313              142,663             228,976
  Southern Company Services, Inc..............................        5,874,317            9,457,752          15,332,069
  Southern Development and Investment Group, Inc..............           66,384              100,953             167,337
  Southern Electric International, Inc........................          602,820              992,185           1,595,005
  Southern Nuclear Operating Company, Inc.....................        2,679,623            4,483,831           7,163,454
                                                                    -----------          -----------        ------------
                                                                    $45,004,423          $74,617,433        $119,621,856
                                                                    ===========          ===========        ============




                                                                                        1994 Contributions
                                                                  -------------------------------------------------------
                                                                     Company              Participants'           Total
                                                                      -------             ------------            -----

  Alabama Power Company.......................................      $11,131,568          $18,538,528         $29,670,096
  Georgia Power Company.......................................       18,472,108           29,904,712          48,376,820
  Gulf Power Company..........................................        2,072,711            3,754,217           5,826,928
  Mississippi Power Company...................................        2,257,013            3,884,010           6,141,023
  Savannah Electric and Power Company.........................          853,518            1,468,600           2,322,118
  Southern Company Services, Inc..............................        5,059,619            8,160,072          13,219,691
  Southern Electric International, Inc........................          375,550              603,218             978,768
  Southern Nuclear Operating Company, Inc.....................        2,583,952            4,301,850           6,885,802
                                                                    -----------          -----------        ------------
                                                                    $42,806,039          $70,615,207        $113,421,246
                                                                    ===========          ===========        ============


5.   Tax Status:

The Plan received a determination letter dated June 10, 1996 from the Internal Revenue Service which states that the Plan, as amended through March 4, 1996, is in compliance with Section 401(a) and applicable subsections of Section 410(b) of the Code as of that date. In the opinion of the Company's management, the Plan is currently operating in compliance with applicable provisions of the Code. Therefore, the Plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of December 31, 1995 and 1994; accordingly, no provision for federal income taxes has been made in the accompanying financial statements.

      Employer contributions and income of the Plan are not taxable to Participants until withdrawals or distributions are made.

6.   Reconciliation to the Form 5500:

As of December 31, 1995 and 1994, the Plan had approximately $5,833,206 and $23,819,529, respectively, of pending distributions to Participants who elected to withdraw from the Plan. These amounts are recorded as a liability in the Plan's Form 5500; however, these amounts are not recorded as a liability in the accompanying statements of net assets available for benefits in accordance with generally accepted accounting principles.

     The following table reconciles net assets available for benefits for the years ended December 31, 1995 and 1994 per the financial statements to the Form 5500 to be filed by the Company:

                                                                  Net Assets Available
                              Benefits     Distributions              for Benefits
                              Payable       to Participants       1995                  1994
                              -------      ---------------        ----                  ----

Per financial statements    $         -    $106,405,605        $2,122,883,388      $1,650,808,548

Accrued benefit payments      5,833,206       5,833,206            (5,833,206)        (23,819,529)

Reversal of 1994 accrual
  for benefit payments                -     (23,819,529)                    -                   -
                            -----------    ------------         -------------     ---------------

Per Form 5500                $5,833,206     $88,419,282        $2,117,050,182      $1,626,989,019
                             ==========     ===========        ==============      ==============



                                                                  Schedule I
                                                                Page  1  of  3

                   THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN
           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 1995

                                                    Description of Investment Including
                                                    Maturity Date, Rate of Interest,
          Identity of Issuer, Borrower              Collateral, Par or Maturity Value,
(a)  (b)  Lessor, or Similar Party              (c)        Number of Shares                    (d)Cost    (e) Current Value
          ------------------------------            -------------------------------------       ----          -------------

          RETIREMENT PRESERVATION FUND:
          Temporary Investment:
 *         Merrill Lynch Trust Company,
           Merrill Lynch CMA Money Fund                   par $1   182,521 shares           $   182,521       $    182,521
          Common/Collective Trust:
 *         Merrill Lynch Trust Company,
           Merrill Lynch Retirement
           Preservation Trust Fund                        par $1   108,267,348 shares       108,267,348        108,267,348
                                                                                            -----------        -----------
          Total Retirement Preservation Fund                                                108,449,869        108,449,869
                                                                                            -----------        -----------


          FULLY MANAGED FUND:
          Temporary Investment:
*            Merrill Lynch Trust Company,
             Merrill Lynch CMA Money Fund                 par $1    234,408 shares               234,408           234,408
                                                                                             -----------       -----------

          Treasury Securities:
           United States Treasury Bond                    NR, 6.25%, due 08/15/23             3,041,563         3,086,730
           United States Treasury Note                    NR, 5.75%, due 08/15/03            17,195,871        18,237,419
                                                                                           ------------       -----------
              Treasury Securities                                                            20,237,434        21,324,149
                                                                                            -----------       -----------

          Agency Security:
           Federal Home Loan Mortgage Corp.               Disc Note, 0%, due 01/02/96        14,027,033        14,036,000
                                                                                             ------------      ----------

          Corporate Bonds:
           Anadarko Petroleum Corp Notes                  BBB+, 5.875% ,due 10/15/03          3,800,360         3,909,560
           Bank Hawaii Subordinated Note                  A-, 6.875%, due 06/01/03            5,025,000         5,160,450
           Bankers Trust NY Corp Sub Deb
           FLT Rate Note                                  AA+, FLT%, due 03/19/03             4,659,510         4,878,200
           Cardinal Health Inc Notes.                     A-, 6.500%, due 02/15/04            1,317,940         1,317,485
           Carnival Corporation Notes                     A-, 6.150%, due 10/01/03            2,951,790         2,950,020
           Chemical Banking Corp
           Subordinated Note                              A-, 6.500%, due 01/15/09            1,996,160         2,009,640
           Chrysler Financial Corp. Notes                 A-, 5.625%, due 01/15/99            4,859,950         4,975,050
           Enron Corporation Senior
           Subordinated Note                              BBB, 6.750%, due 07/01/05           3,966,680         4,087,880
           NM General Motors
           Acceptance BE    Semi-Pay                      A-, 6.625%, due 09/19/02            3,996,400         4,097,760
           Hertz Corporation Senior Notes                 A,  6.375%, due 10/15/05            1,004,610           992,750
           Nabisco Incorporated Notes                     BBB, 6.700%, due 06/15/02           4,961,500         5,084,450
           Philadelphia Electric Co First
           and Refunding Mtg                              BBB+, 5.625%, due 11/01/01            960,280           973,740
           Tenneco Incorporated Notes                     BBB-, 6.500%, due 12/15/05          1,986,200         2,010,880
                                                                                             ----------        ----------
              Corporate Bonds                                                                41,486,380        42,447,865
                                                                                            -----------        ----------

          Common Stocks:
           American International Group
            Incorporated                                   40,000 shares                      2,487,606         3,700,000
           Archer Daniels Midland                          200,000 shares                     3,485,935         3,600,000
           Carnival Corporation Cl A                       172,000 shares                     3,885,270         4,192,500
           Columbia/HCA Healthcare Corp                    90,000 shares                      4,017,682         4,567,500
           Federal National Mortgage Association           20,000 shares                      1,632,998         2,477,500
           General Electric                                56,500 shares                      2,168,588         4,068,000
           General Motors Corp                             87,400 shares                      4,269,310         4,621,275
           Glaxo PLC Sponsored American Depository
           Receipts                                        170,200 shares                     4,130,843         4,786,875
           Hanson PLC Sponsored American Depository
           Receipts                                        200,000 shares                     3,286,390         3,050,000
           Merck & Company Inc                             50,000 shares                      2,349,148         3,281,250
           NationsBank Corporation                         54.000 shares                      3,029,640         3,759,750
           Pfizer Inc                                      40,000 shares                      1,701,777         2,520,000
           St Paul Companies PV1 50                        70,000 shares                      3,469,211         3,893,750
           Wal-Mart Stores Inc                             170,000 shares                     4,278,484         3,782,500
           Williams Companies Del                          60,000 shares                      2,099,701         2,632,500
           YPF Sociedad Anon American Depository
           Receipts                                        240,000 shares                     4,700,777         5,190,000
                                                                                            -----------          --------
              Common Stocks                                                                  50,993,360        60,123,400
                                                                                            -----------       -----------


           Total Fully Managed Fund                                                         126,978,615       138,165,822
                                                                                            -----------       -----------

          * Represents a party-in-interest to the Plan.
                                                             The accompanying notes are an integral part of this schedule.

                                                 17




                                                                                                              Schedule I
                                                                                                              Page  2  of  3
                   THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN
           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 1995

                                                     Description of Investment Including
                                                     Maturity Date, Rate of Interest,
          Identity of Issuer, Borrower               Collaterial, Par or Maturity Value,
 (a)  (b) Lessor, or Similar Party               (c)        Number of Shares                    (d)Cost     (e) Current Value
         EQUITY INDEX FUND:
         Temporary Investment:
 *         Merrill Lynch Trust Company,
           Merrill Lynch CMA Money Fund              par $1    150,398 shares                  $ 150,398        $  150,398
         Common/Collective Trust:
 *         Merrill Lynch Trust Company,
           Merrill Lynch
           Equity Index Trust -- Tier III            par $1   2,202,245 shares                 78,959,395       89,168,881
                                                                                               ----------       ----------
         Total Equity Index  Fund                                                              79,109,793       89,319,279
                                                                                               ----------       ----------

         CORE FIXED INCOME FUND:
         Temporary Investments:
 *         Merrill Lynch Trust Company,
           Merrill Lynch  CMA Money Fund             par $1   2,956 shares                         2,956             2,956
 *         Merrill Lynch Trust Company,
           Merrill Lynch Institutional Fund          par $1   303,144 shares                     303,144           303,144
                                                                                               ---------        ----------
              Temporary Investments                                                              306,100           306,100
                                                                                               ---------        ----------

         Treasury Securities:
           United States, US Treasury Bond           NR 6.875%, due 08/15/25                     109,687           112,781
           United States, US Treasury Note           NR 6.250%, due 02/15/03                     408,624           417,312
           United States, US Treasury Note           NR 5.75% , due 10/31/00                     401,000           405,748
                                                                                               ---------        ----------
              Treasury Securities                                                                919,311           935,841
                                                                                               ---------        ----------

         Corporate Bond:
           Public Service Electric & Gas Co., First
           Refunding Mortgage Bonds                  A-, 6.125%, due 08/01/02                    392,944           399,652
                                                                                               ---------        ----------
         Total Core Fixed Income Fund                                                          1,618,355         1,641,593
                                                                                               ---------        ----------


         SPECIAL VALUE FUND:
         Investment in Registered Securities:
 *         Merrill Lynch Asset Management,
           Merrill Lynch  Special Value Fund, Inc.
           -- Class A                                par $0.10   308,571 shares                5,184,255         5,276,559
                                                                                               ---------        ----------


         GLOBAL ALLOCATION FUND:
         Investment in Registered Securities:
 *         Merrill Lynch Asset Management,
           Merrill Lynch Global Allocation
           Fund, Inc. -- Class A                     par $0.10   375,894 shares                5,316,181         5,217,404
                                                                                               ---------        ----------


         INTERNATIONAL EQUITY FUND:
         Investment in Registered Securities:
 *         Merrill Lynch Asset Management,
           Merrill Lynch International Equity
           Fund -- Class A                           par $0.10   153,845 shares                1,668,766         1,712,303
                                                                                               ---------        ----------


         LOANS DUE FROM PARTICIPANTS (interest rates vary from 6.0% to 11.5%)                 86,855,919        86,855,919
                                                                                              ----------        ----------

         THE SOUTHERN COMPANY STOCK FUND--PARTICIPANT DIRECTED PORTION:
         Temporary Investment:
 *         Merrill Lynch Trust Company,
           Merrill Lynch  CMA Money Fund             par $1    1,328,004 shares                1,328,004         1,328,004
         Common Stock:
 *         The Southern Company, The Southern
           Company Common Stock                      par $5   31,486,278 shares              504,056,585       775,349,606
                                                                                             -----------       -----------
         Total Southern Company Stock Fund -- Participant
         Directed Portion                                                                    505,384,589       776,677,610
                                                                                             -----------       -----------

*Represents a party-in-interest to the Plan.
                                                             The accompanying notes are an integral part of this schedule.





                                                                                                              Schedule I
                                                                                                              Page  3  of  3
                   THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN
           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 1995


                                                Description of Investment Including
                                                Maturity Date, Rate of Interest,
          Identity of Issuer, Borrower     (c)  Collateral, Par or Maturity Value
 (a)  (b) Lessor, or Similar Party                      Number of Shares              (d) Cost        (e) Current Value
          -------------------------              ---------------------------------        ----            -------------
   THE SOUTHERN COMPANY STOCK FUND--
         NON-PARTICIPANT DIRECTED PORTION:
         Temporary Investment:
 *         Merrill Lynch Trust Company,
           Merrill Lynch CMA Money Fund           par $1   1,512,859 shares          $  1,512,859      $  1,512,859

         Common Stock:
 *         The Southern Company,
           The Southern Company
           Common Stock                           par $5   36,532,101 shares           543,776,314       899,602,981
                                                                                      ------------      ------------
         Total Southern Company Stock Fund--
         Non-Participant Directed Portion                                              545,289,173       901,115,840
                                                                                       ------------      ------------

         TOTAL INVESTMENT OF ALL FUNDS                                               $1,465,855,515    $2,114,432,198
                                                                                     ==============    ==============




(NOTE)     The last sale price (New York Stock Exchange composite transactions) for The Southern Company common stock on June 24,
           1996 was $23.25 as compared to a price of $24.625  on December 31, 1995.



*  Represents a party-in-interest to the Plan.

                                                             The accompanying notes are an integral part of this schedule.


                                                                                                                      Schedule II

                   THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN
                Item 27(d) - SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1995

                                                                                                       (h)    Current
                    (b) Description of asset                                                                 value of
                        (include interest                                                     (g) Cost      asset on   (i) Net gain
(a) Identity of         rate amd maturity    (c)Purchase  (d) Selling   (e)Lease  (f) Expense      of       transaction     or
    party involved      in case of a loan)      price         price       rental      incurred    asset      date         (loss)
    --------------      -----------------       --------      ------      ------      ---------    ----      ----------    -------

    Merrill Lynch       Merrill Lynch
    Trust Company       Retirement
    of Florida          Preservation Trust
                          283 transactions   $123,748,074
                          328 transactions                  $15,453,382                   $15,453,382       $15,453,382   $      -0-

    Merrill Lynch       Merrill Lynch Equity
    Trust Company       Index Trust
    of Florida            210 transactions     84,116,094
                          285 transactions                     5,515,441                     5,124,016        5,515,441     391,425

    The Southern        Common Stock
    Company               366 transactions    176,226,915                        $29,792
                          417 transactions                   104,404,383                   75,216,590      104,404,383   9,187,793
                          78 transactions                                                   31,625,306       50,413,673   8,788,367

    U. S. Treasury Bill   4 transactions      108,048,580
                          9 transactions                      108,330,140                  108,048,580      108,330,140     281,560

    Federal Home          22 transactions     291,850,793
    Loan Bank             22 transactions                     291,985,000                  291,850,793      291,985,000     134,207

    Federal Home          52 transactions     628,708,568
    Loan Mortgage         55 transactions                     614,960,700                  614,681,535      614,960,700     279,165

    Federal Farm          2 transactions       44,805,055
    Credit Bank           2 transactions                       45,020,000                   44,805,055       45,020,000     214,945

    CP Assoc. Corp. NA    16 transactions      88,654,921
                          16 transactions                      88,676,000                   88,654,921       88,676,000      21,079


    Wachovia Bank of    Wachovia Bank
    Georgia, N.A.       Diversified Trust Fund
                        Short-Term Investment Fund
                        Collective Investment,
                        Variable Rate, payable upon
                        demand
                           284 transactions    308,832,751
                           182 transactions                    459,888,825                459,888,825       459,888,825         -0-

                                                              The accompanying notes are an integral part of this schedule.

                                    SIGNATURE



         Pursuant to the requirements of the Securities Exchange Act of 1934, The Southern Company Employee Savings Plan Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                     THE SOUTHERN COMPANY
                                     EMPLOYEE SAVINGS PLAN





                                     /s/ C. Alan Martin
                                         C. Alan Martin,
                                         Chairman Savings Plan Committee


June 24, 1996

                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS



As independent public accountants, we hereby consent to the incorporation by reference of our report dated May 2, 1996, included in this annual report of The Southern Company Employee Savings Plan on Form 11-K for the year ended December 31, 1995, into the Plan's previously filed Registration Statement No.
33-23152.




                               /s/ Arthur Andersen LLP
                                   Arthur Andersen LLP



Atlanta, Georgia
June 24, 1996

                                                            Exhibit B